UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

loanDepot, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53946R106
(CUSIP Number)

Peter Macdonald 6561 Irvine Center Drive Irvine, CA 92618 (949) 470-6237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53946R106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Hsieh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,155,295
	8.	SHARED VOTING POWER 158,305,401
	9.	SOLE DISPOSITIVE POWER 3,155,295
	10.	SHARED DISPOSITIVE POWER 158,305,401

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,460,696
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.5%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN
1 Based on 43,594,694 shares of the Issuer’s Class A Common Stock outstanding on March 31, 2022, as reported in the Issuer’s Definitive Proxy Statement filed on May 2, 2022, and calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Shares but conversion of no other Class C Shares. If such calculation were based on the assumption that all Class C shares and all of the Issuer's Class D shares that are convertible (together with an equivalent number of Common Units) at any time on a one-for-one basis into shares of Class A Common Stock of the Issuer, were converted into Class A Shares, the Reporting Person’s beneficial ownership would be 50.4%.

CUSIP No. 53946R106	13D
Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D (this “Schedule 13D”) is filed by Anthony Hsieh (the “Reporting Person”) and relates to beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) of loanDepot, Inc., a Delaware corporation (“loanDepot” or the “Issuer”). Amendment No. 2 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022 (as amended prior to the date hereof, the “Original Filing”, and as amended by this Amendment No. 2, the “Statement”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 5.  Interest in Securities of the Issuer.
(a), (b) The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 43,594,694 shares of the Issuer’s Class A Common Stock outstanding on March 31, 2022, as reported in the Issuer’s Definitive Proxy Statement filed on May 2, 2022.

(c) On May 2, 2022, certain executive officers and employees of the Issuer elected to cause Trilogy Six, Trilogy Seven and Trilogy Eight to exchange 17,726,451 Common Units held for their benefit by such entities for an equal number of shares of Class A Common Stock, and to cause Trilogy Six, Trilogy Seven and Trilogy Eight, as applicable, to distribute such shares of Class A Common Stock to such persons directly. An equal number of shares of Class C Common Stock corresponding to the Common Units that were exchanged for Class A Common Stock were cancelled for no consideration.

CUSIP No. 53946R106	13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

/s/ Peter Macdonald
Name: Peter Macdonald
Title: Attorney-in-fact
Date: May 6, 2022